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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gart Sports Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

366630 10 1

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 2 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 3 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Associates, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 4 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Partners, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 5 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LGP Management, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 6 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan D. Sokoloff

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

0

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,200

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.2%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 7 of 12 pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan A. Seiffer

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐

(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

700

	6.	SHARED VOTING POWER

3,113,200

	7.	SOLE DISPOSITIVE POWER

700

	8.	SHARED DISPOSITIVE POWER

3,113,200

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,113,900

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

26.3%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 8 of 12 pages

Item 1(a).		Name of Issuer

Gart Sports Company (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices

1050 West Hampden Avenue Englewood, Colorado 80110

Item 2(a).		Name of Person Filing

(A) Green Equity Investors, L.P. (“GEI”), Leonard Green & Associates, L.P. (“LGA”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”)

GEI is the record owner of 3,113,200 shares of the Issuer's common stock, par value $0.01 per share (the “Common Stock”).  LGA is the general partner of GEI.  LGP is the management company of GEI.  LGPM is the general partner of LGP.  As a result of their relationship with GEI, each of LGA, LGP, and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI.  LGA, LGP, and LGPM, however, disclaim beneficial ownership of such shares of Common Stock.

(B) Jonathan D. Sokoloff

Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI, LGA, LGP, and/or LGPM.  Messr. Sokoloff is a general partner of LGA and a managing partner of LGP.  As such, Messr. Sokoloff may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI.  Messr. Sokoloff, however, disclaims beneficial ownership of such shares of Common Stock beneficially owned by GEI.

(C) Jonathan A. Seiffer

Jonathan A. Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI , LGA, LGP, and/or LGPM.  Messr. Seiffer is a partner of LGP.  As such, Messr. Seiffer may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI.  Messr. Seiffer, however, disclaims beneficial ownership of such shares of Common Stock beneficially owned by GEI.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A), (B) and (C):

11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

Item 2(c).		Citizenship

	(A)	Delaware

	(B) and (C)	United States of America

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 9 of 12 pages

Item 2(d).	Title of Class of Securities

	This statement relates to the Issuer's Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

	366630 10 1

Item 3.

	Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		(A)	3,113,200

	LGA, LGP, and LGPM expressly disclaim beneficial ownership of Common Stock beneficially owned by GEI.

		(B)	3,113,200

	Messr. Sokoloff expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI.

		(C)	3,113,900

	Messr. Seiffer expressly disclaims beneficial ownership of Common Stock beneficially owned by GEI.

	The number of shares reported as beneficially owned in (A), (B) and (C) above are as of December 31, 2002.

	(b)	Percent of Class:

		(A) and (B)	26.2%

		(C)	26.3%

Percentages (A), (B) and (C) are calculated based on 11,862,419 shares of Common Stock issued and outstanding as of November 19, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2002, filed with the Securities and Exchange Commission on November 27, 2002 (File No. 0-23515).

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

			(A)	0

			(B)	0

			(C)	700

		(ii)	Shared power to vote or to direct the vote:

			(A), (B) and (C) 3,113,200

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 10 of 12 pages

	(iii)	Sole power to dispose or to direct the disposition of:

		(A)	0

		(B)	0

		(C)	700

	(iv)	Shared power to dispose or to direct the disposition of:

(A), (B) and (C) 3,113,200

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (filed herewith).

2	Power of Attorney, dated February 11, 2003 (filed herewith).

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 11 of 12 pages

SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11th, 2003

Green Equity Investors, L.P. By: Leonard Green & Associates, L.P., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Associates, L.P. By: Jonathan D. Sokoloff

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	General Partner

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF

Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JONATHAN D. SOKOLOFF

Jonathan D. Sokoloff

/s/ JONATHAN A. SEIFFER

Jonathan A. Seiffer

CUSIP No. 366630 10 1	Amendment No. 1 to Schedule 13G	Page 12 of 12 pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (filed herewith).

2	Power of Attorney, dated February 11, 2003 (filed herewith).